**CITY WINDMILLS INC.**
**Statements of Cash Flows**
**(Unaudited)**

| | | Year Ended December 31, 2017 | | Year Ended December 31, 2016 |
|---|---|---:|---|---:|
| Cash flows from operating activities: | | | | |
| Net income (loss) | $ | (80,474) | $ | (81,253) |
| | | | | |
| Changes in operating assets and liabilities: | | | | |
| Accounts payable and accrued liabilities | | 35,451 | | 30,387 |
| Net cash provided by operating activities | | (45,023) | | (50,866) |
| | | | | |
| Cash flows from investing activities | | - | | - |
| Net cash used in investing activities | | - | | - |
| | | | | |
| Cash flows from financing activities: | | | | |
| Proceeds from long-term debt | | 44,991 | | 51,066 |
| Net cash provided by financing activities | | 44,991 | | 51,066 |
| | | | | |
| Net cash increase for period | | (32) | | 200 |
| | | | | |
| Cash at beginning of period | | 36 | | (164) |
| | | | | |
| Cash at end of period | $ | 4 | $ | 36 |
| | | | | |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid during the period for: | | | | |
| Income taxes | $ | - | $ | - |
| Interest | $ | - | $ | - |
| | | | | |
| Non-cash financing activities: | | | | |
| Common stock issued for debt conversion | $ | 435,580 | $ | - |